Exhibit (a)(1)(K)

Notice of Tender Offer - The Charles Schwab Corporation

If you choose to participate, we must receive your response by July 26, 2007, 7:00 p.m., Eastern Time.

What has occurred

Our records show that you hold XXX shares of The Charles Schwab Corporation common stock in your account.

Pursuant to an Offer to Purchase mailed to you under separate cover, The Charles Schwab Corporation is offering to purchase up to 84 million shares (representing approximately 7% of the outstanding shares) of its common stock at prices to be specified by stockholders through a modified Dutch Auction process.

Under the modified Dutch Auction procedure, stockholders can offer a specific price not greater than $22.50 nor less than $19.50 per share, in increments of $0.10, at which they would sell their shares to the company. The company will then determine from the various offers submitted, the lowest single price (the Purchase Price) specified that will allow it to purchase 84 million shares or such lesser number as are submitted. However, because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares offered at prices at or below the Purchase Price may not be purchased if more than 84 million shares are offered.

All holders whose offers are at or below the Purchase Price and whose shares are accepted for purchase will receive the same price even if their specific offer price is lower than the price determined by the company. Holders who wish to maximize the chances that their shares are purchased, may elect to tender at the price determined by the company. Please note, however, this could result in the purchase of your shares at a price as low as $19.50 per share.

Holders may specify the minimum amount of shares to be purchased by the company in the event the tender offer is prorated (conditional tender). If the effect of accepting tendered shares on a prorated basis is less than the minimum number of shares specified by you, your tender will automatically be regarded as withdrawn (except as provided below) and all of your shares will be returned to your account approximately five business days after the expiration of the tender offer.

If more than 84 million shares are properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the expiration of the tender offer, the company will purchase shares:

-	first, from holders of less than 100 shares who tender all their shares at or below the Purchase Price;

-

second, subject to the conditional tender provisions, from all other stockholders who tender shares at prices at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid fractional shares; and

-

third, only if necessary to permit the company to purchase 84 million shares, (or such greater number of shares as the company elects to purchase, subject to applicable law) from holders who have conditionally tendered shares at prices at or below the Purchase Price (and the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain conditions as described in the Offer to Purchase.

The OFFER TO PURCHASE, mailed separately, contains important information which should be read carefully before any decision is made with respect to the tender offer.

Please note that if you wish to participate, you must deliver your response to Schwab. If you have any questions regarding the tender offer, please contact D.F. King & Co., Inc. (the Information Agent) directly at 1-800-659-6590.

Your Choices:

-

Tender: You may tender all or a portion of your shares at a price not greater than $22.50 nor less than $19.50 per share, in increments of $0.10. You can specify the minimum amount of shares to be purchased by the company in the event the tender offer is prorated.

-

Tender at Company Price: You may tender all or a portion of your shares at the price determined by the company. You can specify the minimum amount of shares to be purchased by the company in the event the tender offer is prorated.

-	Decline/Take No Action: If you do not wish to participate in the tender offer, no further action is required and your shares will remain in your account.

Special Notes:

The board of directors declared a special cash dividend of $1.00 per share, payable on August 24, 2007, subject to applicable legal requirements, to all stockholders of record as of the close of business on July 24, 2007. Such holders will have the right to receive the special dividend even if they choose to tender their shares in the tender offer, regardless of whether the shares are tendered before or after the record date. Please note that special dividends are not eligible for dividend reinvestment.

Time to Respond

The tender offer is scheduled to expire on July 31, 2007. In order for us to meet the expiration date deadline, we must receive your instructions by July 26, 2007, 7:00 p.m. Eastern Time.

Fees

The Charles Schwab Corporation will not charge you any fees if you decide to participate.

Next Steps

If you choose to take no action, please disregard this notice.

If you wish to participate:

It is your responsibility to ensure we receive your response by July 26, 2007, 7:00 p.m., Eastern Time.

Electronic - To access the tender offer terms and submit your instructions online follow these steps:

- Go to [                        ]

- Log into your account

- Select the Customer Service link located above the navigation bar.

- Scroll down to the Status section and click the Corporate Action Status link. Status information will be posted in the display box at the bottom of the new page.

This automated service is available 24 hours a day 7 days a week. When you utilize this service, you will be issued a reference number. Please retain this number for your records.

Phone - You may contact Schwab at [                    ].

Thank you for allowing us to serve your investment needs.